CUSIP No. 816080 10 5                                        (Page 1 of 7 Pages)



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                          Sel-Drum International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   816080 10 5
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                                 (CUSIP Number)

                             James M. Jenkins, Esq.
                           Harter, Secrest & Emery LLP
                                700 Midtown Tower
                         Rochester, New York 14604-2070
                                 (716) 232-6500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]


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CUSIP No. 816080 10 5                                        (Page 2 of 7 Pages)


                                       13D
=============================================================================================
 1           NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             ROBERT E. ASSELTINE
             BRIAN F. TURNBULL
---------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)  [ ]
                                                                                   (b)  [X]
---------------------------------------------------------------------------------------------
 3           SEC USE ONLY
---------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:
                     OO
---------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                             [ ]

---------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION

             ROBERT E. ASSELTINE: New Zealand
             BRIAN F. TURNBULL: Canada

---------------------------------------------------------------------------------------------
   NUMBER OF       7        SOLE VOTING POWER:
    SHARES                  ROBERT E. ASSELTINE: 1,769,680 (INCLUDES 237,000 SHARES HELD BY
 BENEFICIALLY               GERALDINE ASSELTINE)
OWNED BY EACH
  REPORTING                 BRIAN F. TURNBULL:  4,514,000 SHARES OF COMMON STOCK HELD BY
 PERSON WITH                547118 ONTARIO LTD. (A COMPANY CONTROLLED BY MR. TURNBULL)

                   --------------------------------------------------------------------------
                   8        SHARED VOTING POWER:
                            N/A
                   --------------------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER:

                            ROBERT E. ASSELTINE:  1,769,680 (INCLUDES 237,000 SHARES HELD BY
                            GERALDINE ASSELTINE)

                            BRIAN F. TURNBULL:  4,514,000 SHARES OF COMMON STOCK HELD BY
                            547118 ONTARIO LTD. (A COMPANY CONTROLLED BY MR. TURNBULL)

                   --------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER:

                            N/A

---------------------------------------------------------------------------------------------

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CUSIP No. 816080 10 5                                        (Page 3 of 7 Pages)


---------------------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         ROBERT E. ASSELTINE: 1,769,680 (INCLUDES 237,000 SHARES HELD BY GERALDINE ASSELTINE)

         BRIAN F. TURNBULL: 4,514,000 SHARES OF COMMON STOCK HELD BY 547118 ONTARIO LTD.
         (A COMPANY CONTROLLED BY MR. TURNBULL)

---------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                       [ ]
---------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        ROBERT E. ASSELTINE   23.7%
        BRIAN F. TURNBULL     60.5%

---------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
             IN

=============================================================================================

*SEE INSTRUCTIONS

Item 1.  Security and Issuer
-------  -------------------

        This Schedule 13D relates to the Common Stock $.01 par value, of Sel-Drum International, Inc., a New York corporation, 501 Amherst Street, Buffalo, New York 14207-2913.


Item 2.  Identity and Background
-------  -----------------------


        (a)    Robert E. Asseltine
               Brian F. Turnbull

        (b) The address of Messrs. Asseltine and Turnbull is c/o Sel-Drum International, Inc., 501 Amherst Street, Buffalo, New York 14207-2913.

        (c) Mr. Asseltine is retired and serves as a consultant to the Company and Mr. Turnbull.

               Mr. Turnbull's present principal occupation is acting as the Company's Chairman of the Board of Directors as well as developing the Company's sales outside of North America.

        (d) During the last five years, neither of Messrs. Asseltine or Turnbull has been convicted in a criminal proceeding.


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CUSIP No. 816080 10 5                                        (Page 4 of 7 Pages)


         (e) During the last five years, neither of Messrs. Asseltine or Turnbull has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f)   Robert E. Asseltine is a citizen of New Zealand.
               Brian F. Turnbull is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         Cash. It is currently unclear whether Purchasers will utilize borrowings to purchase the shares.


Item 4.  Purpose of Transaction.
-------  -----------------------

        During the last month, Brian F. Turnbull, Chairman of the Board of Directors of Sel-Drum International, Inc. (the "Corporation"), and Robert E. Asseltine, an advisor of Mr. Turnbull's and a consultant to the Corporation, had advised the Board of Directors of the Corporation that they were considering a number of alternatives directed at maximizing the value of their respective direct and beneficial holdings of the Corporation's Common Stock and their Preferred Stock holdings in the Corporation's Sel-Drum Imaging Corporation subsidiary and to facilitate their personal Estate Planning. Messrs. Turnbull and Asseltine have indicated that some of these alternatives involved disposition of their interests as a block to one or more buyers which could result in a "change of control" as that term is used under the Federal Securities laws.

        On July 6, 1999, Messrs. Turnbull and Asseltine delivered an executed original Term Sheet (the "Term Sheet") among themselves, Cotran
        Holding Inc. and Densigraphix Kopi Inc. (the "Purchasers"). Pursuant to the Term Sheet, Messrs. Asseltine and Turnbull have agreed to sell to the Purchasers all of the shares of the Corporation's Common Stock beneficially held by them at a price of $.40 per share. Additionally, Messrs. Asseltine and Turnbull have agreed to deliver and sell to the Purchasers an additional 1,119,000 shares of Common Stock held by family members or related parties.

        The Term Sheet further provides for the Purchasers' acquisition of all outstanding shares of Preferred Stock held by Messrs. Asseltine and Turnbull (or their affiliates) in the Corporation's Sel-Drum Imaging Corporation subsidiary. The purchase price for the Preferred Stock is $457.90 per share.

        Messrs. Turnbull and Asseltine will each indemnify the Purchasers in the event that any of the following occur:

        a. The Corporation does not report at least $5,200,000 of shareholders' equity at July 31, 1999;

        b. The Corporation's July 31, 1999 pre-tax earnings is not at least $100,000; and

        c. The Corporation's current reserve for doubtful accounts receivable at July 31, 1999 exceeds $100,000 at July 31, 2000.

       The proposed transaction is contingent upon several items including but not limited to: the repayment of indebtedness to the Corporation owed by related parties (approximately $159,820 owed by two corporations controlled by Mr. Turnbull); the resignation of the current members of the Board of Directors; and the execution of a definitive agreement.


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CUSIP No. 816080 10 5                                        (Page 5 of 7 Pages)

       The parties are currently securing the release of any of Mr. Turnbull's personal guarantees of the Corporation's indebtedness, as well as the consent of the National Bank of Canada and Western Economic Diversification Fund and any other third party consents. The parties have further agreed that, if the transaction does not close, an amount of $400,000 shall be paid by the party who refuses to proceed for reasons other than a breach of representation or warranties in the definitive agreement or refusal of any regulatory authority to proceed with the transaction.

       The parties expect the closing of the definitive agreement will take place on or before July 30, 1999. At the closing of the transaction, the departing current Board of Directors will name their successors to serve until the next Annual Meeting of Shareholders.


Item 5.  Interest and Securities of the Issuer
-------  -------------------------------------

         Robert Asseltine       1,769,680*      Sole Voting /Sole Dispositive
                                                *Includes 237,000 shares owned by
                                                 Geraldine Asseltine.

         Brian Turnbull         4,514,000*      Sole Voting /Sole Dispositive
                                                *These shares are owned of record by 547118
                                                 Ontario Ltd., an Ontario corporation controlled
                                                 by Mr. Turnbull.


Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
-------    ---------------------------------------------------------------------
           to Securities of the Registrant.
           --------------------------------

           See Item 4 above.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Joint Filing Agreement among Brian F. Turnbull and Robert E. Asseltine, dated July 15, 1999.


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CUSIP No. 816080 10 5                                        (Page 6 of 7 Pages)

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated: July 15, 1999                                 /s/ Brian F. Turnbull
                                                     ---------------------------
                                                     Brian F. Turnbull


Dated: July 15, 1999                                 /s/ Robert E. Asseltine
                                                     ---------------------------
                                                     Robert E. Asseltine


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CUSIP No. 816080 10 5                                        (Page 7 of 7 Pages)


                                    EXHIBIT 1

                             Joint Filing Agreement

        The undersigned, for purposes of Exchange Act Rule 13(d), hereby agree to execute and file jointly a Schedule 13D in connection with the sale of their interests in Sel-Drum International, Inc.


Dated: July 15, 1999                         /s/  Brian F. Turnbull
                                             ---------------------------
                                             Brian F. Turnbull

Dated: July 15, 1999                         /s/  Robert E. Asseltine
                                             ---------------------------
                                             Robert E. Asseltine

Dated: July 15, 1999                         547118 ONTARIO LTD.

                                             /s/  Brian F. Turnbull
                                             ---------------------------
                                             By:  Brian F. Turnbull
                                             Its: President